TOYS “R” US, INC.

ONE GEOFFREY WAY

WAYNE, NJ 07470

TELEPHONE: (973) 617-5740

FACSIMILE: (973) 617-4043

e-mail: david.schwartz@toysrus.com

March 9, 2010

VIA EDGAR AND FAX

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Correspondence from SEC Staff dated February 23, 2010
regarding Toys “R” Us Property
Company I, LLC Registration Statement on
Amendment No. 1 to Form S-4 Filed
February 4, 2010
File No. 333-164018

Dear Ms. Jennifer Gowetski:

On behalf of Toys “R” Us Property Company I, LLC (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated February 23, 2010 (the “comment letter”) relating to the Registration Statement on Form S-4/A filed on February 4, 2010 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and generally updates other information.

This letter is being faxed to the Staff concurrently with the EDGAR filing to facilitate the Staff’s review. We have also sent by overnight courier to the Staff a copy of this letter and bound copies of Amendment No. 2 marked to reflect the revisions made to the Registration Statement that are described below.

In order to expedite the Staff’s review of the Company’s response, we have numbered and reproduced below in italics the full text of the comments of the Staff, each of which is followed by the Company’s response. Unless otherwise defined herein, capitalized terms are used herein as defined in Amendment No. 2.

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

Industry and Market Data, page ii

1.	We note your response to comment 2 and the revised disclosure that you make no representation or warranty as to the accuracy of such estimates and data. Please note that you are responsible for the accuracy of the information provided in the registration statement. Please delete your disclaimers to the contrary, including the referenced disclosure on page ii.

In response to the Staff’s comments, the Company has deleted the sentence “and we make no representation or warranty as to the accuracy of such estimates and data” on page ii.

Risk Factors, page 9

2.	We note your response to comment 10 and your revised disclosure. We note that you have provided risk disclosure related to the significant indebtedness of the master tenant. Please provide similar disclosure related to your own indebtedness and be sure to put the risk in context by quantifying the amount of indebtedness.

In response to the Staff’s comments, the Company has additional disclosure related to its own indebtedness.

Senior Notes, due 2017 ($926 million at October 31 2009), page 51

3.	We note your response to comment 18. Please confirm that you acquired no obligations to TRU in connection with this cash contribution.

In response to the Staff’s comments, the Company confirms that it has not acquired any obligations to TRU in connection with its cash contribution to the Company.

Business of the Company, page 90

4.	We note your response to comment 20, and, in particular, your reference to your response to comment 22. Your response to comment 22 relates to allocation of your properties among your own subsidiaries. Please describe TRU’s business purpose for creating different special purpose entities to hold various properties (i.e., you and your counterparts), and please describe the criteria that TRU uses in making its determinations about whether to allocate properties to you or to the other special purpose entities.

TRU used various criteria to allocate its 850 domestic and 69 Canadian retail stores to us and our counterparts. Historically, TRU acquired and built stores in various subsidiaries of TRU based on, primarily, local tax considerations. In 2005, TRU allocated certain properties to various subsidiaries, including the entities that would eventually become Toys “R” Us Property Company II, LLC (and its subsidiaries), which we refer to as Propco II, and the Company for the business purpose of facilitating the financings obtained at that time as more fully described below.

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

In connection with the 2005 financings, TRU allocated properties to certain of its affiliates that are now the Company (and its then subsidiaries) and Propco II to achieve favorable unsecured and secured financing terms, respectively, and, in so allocating, chose properties that had values that would maximize the amount of such financings. These values were influenced by, among other things, (i) the type of interest held (fee, ground leasehold or building lease), (ii) the property’s use and location, (iii) for a ground leasehold or building lease interest, the property’s underlying lease provisions, including the duration of the lease term, and the rights of the tenant with respect to such matters as leasehold financing, assignment, subletting and permitted uses and (iv) with respect to Propco II, whether such interest was mortgageable. In accordance with the foregoing, in July 2005, to facilitate a secured financing, TRU allocated to Propco II approximately 131 stores that TRU either owned in fee or held via long-term ground leases, of which 129 such stores remain in Propco II as of October 31, 2009, and in December 2005, to facilitate an unsecured financing, which was repaid, in part, with the proceeds of the Notes, TRU allocated its interests in 355 stores to the entities that would eventually become the Company (and its subsidiaries). All of the stores are leased by the Company and Propco II to Toys-Delaware pursuant to long-term leases. The above-described store allocations have remained substantially unchanged from 2005 to the present. As of October 31, 2009, 32 stores are owned or leased by subsidiaries of TRU (other than the Company, Propco II, and Toys-Delaware and its subsidiaries), which then lease such properties to Toys-Delaware. Additionally, excluding pop-up stores, third parties lease 322 stores to Toys-Delaware (of which less than 2% are leased to Toys-Delaware by affiliates of one or more of the Sponsors), while Toys-Delaware itself owns 12 stores. Allocations of properties in the future, if any, will be made based on the need to replace properties at the Company or Propco II and the availability of financing at these companies, as well as at Toys-Delaware.

5.	We note your response to comment 22. Please disclose this information in your prospectus, either in this section or elsewhere where appropriate.

In response to the Staff’s comments, the Company has added the requested disclosure on page 91.

Employees, page 94

6.

We note your response to comment 21. Please revise to describe who negotiated the terms of the lease agreement with your Master Tenant on your behalf and who would negotiate future amendments to the lease on your behalf. If it is persons affiliated with your Master Tenant, please disclose any related conflicts of interest. In addition, please clarify whether the certain members of Toys-Delaware management have responsibility for determining whether Toys-Delaware is in compliance with the lease. If so, please disclose any related conflict of interest. We note your disclosure regarding payment defaults and that you and Toys-Delaware would

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

have a common interest to resolve the conflict. However, it is unclear whether other conflicts of interest may exist.

Certain members of Toys-Delaware’s management were involved in the negotiation of the Master Lease on our behalf, and management believes these negotiations resulted in a lease that reflects arms’ length terms and conditions. Future amendments to the Master Lease may be negotiated on our behalf by certain officers of TRU who might perform similar functions on behalf of Toys-Delaware. In addition, certain officers of TRU, some of whom might perform similar functions on behalf of Toys-Delaware, may have responsibility for determining whether Toys-Delaware is in compliance with the Master Lease. Although certain conflicts of interest may arise, such as whether to require compliance with certain covenants under the Master Lease, the Company believes that in light of the importance of the Properties to both Toys-Delaware and the Company and the mutuality of interest in preserving the value of the properties, conflicts will be resolved in a manner consistent with an arms’ length transaction. In addition, the officers involved are fully aware of, and intend to fully comply with, the Company’s contractual obligations; which require, among other things, that the Company and Master Tenant deal with one another on an arms’ length basis.

In response to the Staff’s comments, the Company has added disclosure to this effect on page 94.

Domestic Service Agreement, page 109

7.	We note your response to comment 26. Please disclose the fee formula that applies to you.

In response to the Staff’s comments, the Company has added disclosure related to the fee formula that applies to the Company.

Please do not hesitate to call the undersigned at (973) 617-5740 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ David J. Schwartz, Esq.

David J. Schwartz, Esq.

cc:	Via Facsimile
Angela McHale, Securities and Exchange Commission
Howard Efron, Securities and Exchange Commission
Kevin Woody, Securities and Exchange Commission
Michael Nathan, Simpson Thacher & Bartlett LLP